CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF

Ameri Metro, Inc.

SOS File # 5041435 State of Delaware

Ameri Metro, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on or about September 21st, 2011 (the "**Certificate of Incorporation**").

2. Article Four of the Certificate of Incorporation is hereby deleted in its entirety and replaced by the following new Article Four:

ARTICLE FOUR

Shares

The total number of shares of stock which the corporation shall have the authority to issue is 26,407,000,000 (Twenty Six billion four hundred and Seven million) shares, consisting of 26,207,000,000 (Twenty six billion Two hundred Seven million) shares of Common Stock having a par value of $.000001 and 200,000,000 (Two hundred million) shares of Preferred Stock having a par value of $.000001 per share.

The Company amends its Certificate of Incorporation to change its existing authorized preferred and common shares from the current shares to the following:

Preferred Shares: 200,000,000 (Two hundred Million) par value .000001.

Class "A" 7,000,000 (Seven Million Class "A" common shares) these shares have 40000 : 1 voting right compared to all other Class of shares and have equal dividend rights as all other Class of shares, par value .000001.

Class "B" 10,000,000,000 (Ten Billion Class "B" common shares) with voting and dividend rights, par value .000001

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:45 PM 01/09/2020
FILED 04:45 PM 01/09/2020
SR 20200184507 - File Number 5041435

1. *Class "C" a/k/a Equity Participation Dividend Shares "EPDS" aggregate amount 8 billion shares broken down as 500,000,000.00 (FIVE HUNDRED MILLION OF INITIAL CLASS C SHARES) AND 7,500,000,000 OF CLASS C SERIES EQUALLY DIVIDED INTO SERIES I TO SERIES XL 187,500,000. PER SERIES of Class "C" common shares) with no voting rights but with dividend rights, having the par value of $.000001. Company may issue these shares as it deems necessary, for the purposes including but not limited to: purchasing goods and services for Ameri Metro, Inc ("AMI"); serving as an investment vehicle in acquisitions; for engaging in long term and short term joint ventures; for engaging in single purpose joint ventures; purchasing commodities, supplies, equipment and other tangible items for current and future projects; for engaging in like-kind exchanges as authorized by Internal Revenue Code Section 1031; for purchase of stocks and other securities; for purchase of real estate; for employee awards; and such other lawful purposes not in conflict with the said Board resolution, the Company Bylaws or applicable law and regulations.*

2. *Class "D" a/k/a Equity Participation Shares "EPS" aggregate amount 8 billion shares broken down as 500,000,000.00 (FIVE HUNDRED MILLION OF INITIAL CLASS D SHARES) AND 7,500,000,000 OF CLASS D SERIES EQUALLY DIVIDED INTO SERIES I TO SERIES XL 187,500,000. PER SERIES of Class "D" common shares) with no voting rights but with dividend rights, having the par value of $.000001. Company may issue these shares as its currency as it deems necessary, for the following purposes but not limited to: purchasing goods and services for Ameri Metro, Inc ("AMI"); serving as an investment vehicle in acquisitions; for engaging in long term and short term joint ventures; for engaging in single purpose joint ventures; purchasing commodities, supplies, equipment and other tangible items for current and future projects; for engaging in like-kind exchanges as authorized by Internal Revenue Code Section 1031; for purchase of stocks and other securities; for purchase of real estate; for employee awards; and such other lawful purposes not in conflict with the said Board resolution, the Company Bylaws or applicable law and regulations.*

The Board of Directors is authorized to provide for the issuance of the additional shares of Preferred Stock , Class "C" a/k/a Equity Participation Dividend Shares "EPDS" ,and Class "D" a/k/a Equity Participation Shares "EPS" in series and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series of Preferred Stock, CLASS C Stock, and CLASS D stock shall include, but not be limited to, determination of the following:

A. *The number of shares constituting that series and the distinctive designation of that series;*

B. *The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from what date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;*

C. *Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;*

D. *Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;*

E. *Whether or not that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;*

F. *Whether that series shall have a sinking fund for the redemption or purchase of shares of shares of that series, and, if so, the terms and amount of such sinking fund;*

G. *The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of the shares of that series; and*

H. *Any other relative rights, preferences and limitations of that series.*

Dividend Payment Policy for Class "A" shares: Company may at any time at its discretion distribute dividends.

Dividend Payment Policy for Class "B" shares: Company may at any time at its discretion distribute dividends.

Special Clause Dividend Payment Policy for Class "C" shares and Class "D" shares and including all Series thereafter:

For Class "C" Shares: The Company or the nominated trustee anticipates distributing 23% of profits before taxes from the activities of investments to the Class "C" shareholders a/k/a equity participation dividend shares "EPDS".

The Company or the nominated trustee will set aside and distribute to the Company 7% of the 23 % profits before taxes for Ameri Metro Inc. and the 63% of the 23% profits before taxes from the activities of investments to the Class "C" (a/k/a Equity Participation Dividend Shares "EPDS"). From the balance of 30% of the 23% shall be held for future investments for the benefit of all Class "C" Shareholders EPDS.

Additionally, Company may at any time at its discretion distribute dividends in whole or in part for a specific project where there are specific Class "C" Shareholders.

In the event the anticipated profits are greater than stated for the specific project, then all of the upside from that specific project and only the upside shall be distributed in addition to the stated profit sharing to designated Class "C" Shareholders. The Company shall receive 15% of the upside beyond the stated profit sharing, The *INITIAL CLASS "C"* Shareholders "EPDS" shall receive 50% of upside beyond the stated profit sharing and remainder 35% of the upside beyond the stated profit shall be deposited for the "future investment account on behalf of all Class *"CLASS C SERIES"* Shareholders

For Class "D" Shares: The Company or the nominated trustee anticipates distributing 23% of profits before taxes from the activities of investments to the Class "D" shareholders a/k/a equity participation dividend shares *"EPS"*.

The nominated trustee shall set aside and distribute to the Company 8% of the 20% profits before taxes for Ameri Metro Inc. and the 92% of the 20% profits before taxes from the activities of investments to the Class "D" (a/k/a Equity Participation Shares "EPS") shall be held for future investments for the benefit of all Class "D" Shareholders "EPS".

Additionally, Company may at any time at its discretion distribute dividends in whole or in part for a specific project where there are specific class "D" Series Shareholders.

In the event the anticipated profits are greater than stated for the specific project, then all of the upside from that specific project and only the upside shall be distributed in addition to stated profit sharing to designated Class "D" Shareholders. The Company shall receive 8% of the upside beyond the stated profit sharing, The *INITIAL CLASS "D"* Shareholders "EPS" shall receive 60% of upside beyond the stated profit sharing, , and remainder 32% of the upside beyond the stated profit shall be deposited for the "future investment account on behalf of all Class *"CLASS "D" SERIES"* Shareholders

Voting rights: Class "C" a/k/a Equity Participation Dividend Shares "EPDS" shares (shareholders) and series thereafter, have no voting rights as in the Company nor will they have any voting rights for specific projects where there are specific investors.

Voting rights: Class "D" a/k/a Equity Participation Shares "EPS" shares (shareholders) and series thereafter, have no voting rights as in the Company nor will they have any voting rights for specific projects where there are specific investors.

3.   This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.   All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Shah Mathias, its Founder, this 09th day of January,2020.and Amendment to be signed by Debra A Mathias, its CEO, this 09th day of January,2020.

By

Name: Shah Mathias
Title: Company Founder

By

Name: Debra A Mathias
Title: Company CEO